Exhibit 14.1

NEWMARK GROUP, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

(as of December 2017)

The reputation and integrity of Newmark Group, Inc. and its subsidiaries (collectively, the “Company”) are valuable assets that are vital to the Company’s success. Each officer, director, employee (including, without limitation, leased employees), broker, and individual consultant of the Company (each, a “Covered Person”) is responsible for conducting the Company’s business in a manner that demonstrates a commitment to the highest standards of ethics and integrity.

The purposes of this Code of Business Conduct and Ethics (this “Code”) are to focus Covered Persons on areas of ethical risk, provide guidance to help Covered Persons recognize and deal with ethical issues, provide mechanisms to report unethical conduct and foster a culture of honesty and accountability. No code of conduct can replace the thoughtful behavior of an ethical Covered Person. Accordingly, dishonest or unethical or illegal conduct will constitute a violation of this Code, regardless of whether this Code specifically addresses such conduct.

This Code Is Based Upon the Following Core Values:

In all of the Company’s relationships, including those with the public, shareholders, customers, suppliers, regulators, business partners, directors and employees, each Covered Person must demonstrate a steadfast commitment to:

•	Integrity;

•	Honest and ethical conduct;

•	Personal responsibility and accountability for complying with this Code;

•	Compliance with laws, rules and regulations;

•	Avoidance of conflicts of interest and the appearance of such conflicts;

•	Full, fair, accurate and timely disclosure by the Company to the public;

•	Proper delegation, guidance and oversight; and

•	Prompt internal reporting of violations of this Code.

Implementation and Oversight of This Code

The Company’s Board of Directors (the “Board”) is ultimately responsible for the implementation of this Code. The Company’s Audit Committee (the “Committee) will review and approve, consistent with Nasdaq listing standards, related party transactions that must be disclosed in proxy statements or other filings pursuant to rules adopted by the Securities and Exchange Commission (the “SEC”). The Company’s Secretary or Assistant Secretary and one

or more of his or her designees (collectively, the “Compliance Officer”) will administer this Code and serve as Compliance Officer for employees, brokers, individual consultants, and officers other than the Chairman and the Secretary. The Chairman of the Committee will serve as the Compliance Officer for the Chairman and the Secretary. Non-employee directors will report to the Board of Directors.

Questions regarding the application or interpretation of this Code are inevitable. You should feel free to direct questions to the Compliance Officer.

Statements in this Code to the effect that certain actions may be taken only with the “Company’s approval” mean that the Compliance Officer or, as appropriate, the Board or the Committee must give prior written approval before the proposed action may be undertaken. You should read this Code in conjunction with all of the Company’s other policy statements and compliance procedures, including, for example, the Company’s insider trading policy, compliance manual and employee handbook.

We may ask you to certify on an annual basis that you are in full compliance with this Code and, in the discretion of the Compliance Officer, with related policy statements. All Covered Persons will receive periodic training on the contents and importance of this Code and related policy statements and the manner in which violations must be reported and waivers must be requested.

Requests for Waiver of Any Provision of This Code

You must submit any requests for a waiver of a provision of this Code in writing to the Compliance Officer a reasonable period in advance of the proposed conduct for appropriate review. Any waiver with respect to a director or executive officer must be approved by the Board, and, where appropriate, upon prior review and recommendation of the Committee. However, for actions which require approval, requests for permission subsequent to a given action may be approved from time to time if, for example, such failure to request was inadvertent or for good cause.

In some circumstances, the Company must publicly disclose a waiver and/or amendment of this Code. In addition, if a waiver is granted, the Company may have to publicly disclose the nature of the granted waiver, including any implicit waiver, the name of the party or parties benefiting from the waiver, the date of the waiver, and any other disclosures required by SEC rules or Nasdaq listing standards.

Compliance with Laws and Regulations

A variety of laws applies to the Company and its operations, and some carry criminal penalties. These laws include, but are not limited to, federal and state laws relating to the Company’s business, including federal occupational safety laws, employment and labor practices, and the Company’s status as a public company. Examples of criminal violations of the law include, among others:

•	making false or misleading disclosures in documents filed with the SEC;

•	trading on inside information;

•	stealing, embezzling or misapplying the Company’s funds or other assets; or

•	using threats, physical force or other unauthorized means to collect money.

It is the responsibility of each Covered Person to comply with the laws, rules, and regulations applicable to the Company and/or to him or her personally. No Covered Person may delegate that responsibility to another person or to the Company.

Bribery and Corruption

The Company does not knowingly participate in or tolerate bribery or corruption. The Company is committed to compliance with relevant laws and regulations designed to combat bribery and corruption, including, but not limited to, the UK Bribery Act 2010 and the US Foreign Corrupt Practices Act 1977. The Company will not enter into a business relationship or engage in an activity if it knows or has reasonable grounds to suspect that a business relationship or activity is connected with or facilitates bribery or corruption. It is the responsibility of each Covered Person to comply with applicable anti-bribery and corruption laws. Covered Persons are required to report any suspicions of bribery or corruption to the Compliance Officer or in accordance with the Company’s whistle-blowing policy.

Conflicts of Interest

The Company requires each Covered Person to promptly report his or her outside associations and personal business, financial and other relationships and activities that may involve a conflict of interest or appearance of a conflict of interest between such Covered Person and the Company to the Compliance Officer, unless such relationship or activity was already reported, so that the Company can take steps to address such conflicts of interest. The term “outside association” includes any commercial, familial or otherwise material affiliation, association or employment of an individual other than with the Company.

It is impractical to conceive of and set forth rules that cover all situations in which a conflict of interest may arise. The basic factor in all conflict of interest situations is, however, the division of loyalty or the perception of a division of loyalty, between the Company’s best interests and the interests of the Covered Person that could possibly affect, or appear to affect, the Covered Person’s judgment or actions relating to the Company. Guidelines with respect to some sensitive areas in which potential conflicts of interest are likely to occur are set forth below. It is important to keep in mind that the following is not an exhaustive list of problem areas but rather a guide in applying the Company’s basic conflict of interest policy to any situation. The important criterion is adherence to the spirit of this Code.

Notwithstanding the foregoing, the relationships between the Company, Cantor Fitzgerald, L.P. and its subsidiaries and affiliates (collectively, “Cantor Fitzgerald”) and/or BGC Partners, Inc. and its subsidiaries and affiliates (collectively, “BGC Partners”), shall not be governed by this Code as they are currently prescribed by the Company’s certificate of incorporation, by agreements between the Company and Cantor Fitzgerald and/or BGC Partners and/or otherwise subject to review of the Audit Committee.

Business Relationships

A Covered Person may have a conflict of interest if he or she, a member of his or her family, or his or her business partner or associate: (a) owns or has a substantial direct or indirect interest in, or incurs indebtedness to, an entity with which the Company has or is seeking to have a business relationship, or (b) with which the Company competes or is seeking to compete. Investments in small amounts of stock or bonds of a large publicly-held company should not, without more, give rise to any conflict of interest. The question of when an investment may become so substantial as to possibly affect, or appear to affect, an individual’s judgment is largely dependent on the particular circumstances and must be addressed on a case-by-case basis.

A conflict of interest may also arise when a Covered Person, a member of his or her family or his or her business partner or associate holds a position as director, officer, employee, advisor or partner of, or consultant, broker, finder or intermediary for, an entity with which the Company has or is seeking to have a business relationship or with which the Company competes or is seeking to compete.

The Company expects that each Covered Person will not discharge his or her Company duties and responsibilities under circumstances that could discredit the Company, unduly cause unfavorable criticism of the Company or impair public confidence in the Company’s integrity. Thus, such associations, interests and business relationships that might cause the Covered Person not to act in the best interests of the Company, or that might appear to cause divided loyalties, will be permitted only after they are first reported, reviewed and addressed in the manner prescribed by this Code, or otherwise established by the Committee.

Acceptance of Gifts

Any form of a gift that influences an employee to act in a particular manner with regard to our business is a bribe and is not allowed. In some circumstances, it may be customary or appropriate to exchange gifts and entertainment with customers and suppliers and it similarly may be customary and appropriate to arrange or take part in programs and events that include meals and lodging. Similarly, ordinary course business meals and entertainment are appropriate and not in violation of this Code. The key is to keep an arm’s length relationship and avoid excessive or lavish gifts, events or personal financial transactions that give the appearance of undue influence. An employee should also avoid personal financial transactions with customers and suppliers that may influence the employee’s ability to perform his or her job.

Outside Activities/Employment

Any outside association by an employee or broker, including activities with other entities, should not encroach on the time and attention he or she expected to devote to his or her duties and responsibilities to the Company or adversely affect the quality or quantity of his or her work product. In addition, employees and brokers are prohibited from taking part in any outside employment or service arrangement without the Company’s prior approval. Under no circumstances is any Covered Person permitted to compete with the Company or take for himself or herself or his or her family members or his or her business partners or associates any business opportunity that belongs to the Company or its affiliates or that the Covered Person discovers or that is made available to the Covered Person by virtue of his or her position with the Company. The status of the Company, and its employees, as affiliates of Cantor Fitzgerald and/or BGC Partners, shall not, in and of itself, be a violation of this section.

Civic/Political Activities

The Company supports the participation of its employees and brokers in civic, charitable and political activities. Employees and brokers are to conduct any such activities in a manner that does not involve the Company or create an appearance of Company involvement, endorsement, sponsorship or support and in a manner that does not interfere with his or her duties and responsibilities to the Company or adversely affect the quality or quantity of his or her work product.

Transactions with Cantor Fitzgerald or BGC Partners

Given the potential for a conflict of interest to arise with respect to Cantor Fitzgerald and/or BGC Partners, the Audit Committee closely monitors all transactions between the Company and Cantor Fitzgerald and/or BGC Partners on an ongoing basis to ensure that they are on fair and reasonable terms.

Reporting Procedure for Conflicts of Interest and Related Party Transactions

Each employee, broker, and individual consultant must report promptly to the Compliance Officer and each executive officer and director (including the Compliance Officer) must report promptly to the Committee the existence of any association, interest, relationship or activity, as it arises, that actually involves or may appear to involve a conflict of interest. In addition, each Covered Person must report all related party transactions that the Company will have to disclose publicly under SEC rules because of the Nasdaq-listing standard that requires an independent committee of the Board to approve all such transactions. Failure to report such relationships, activities, interests and related party transactions will be a ground for disciplinary action, which may include dismissal. Where the nature of the association, interest, relationship, activity or transaction is such that a Covered Person believes that he or she is unable to disclose the details of the matter without breaching other confidences, the Compliance Officer or Committee as appropriate may, if justified, discuss with him or her a resolution of the conflict consistent with all of his or her responsibilities. We encourage all Covered Persons to consult with the Compliance Officer as soon as possible upon learning of an association, interest, relationship, activity or transaction that could result in a conflict of interest or the appearance of a conflict of interest or could require public disclosure.

The Compliance Officer or, where appropriate, the Committee or the Board will review all disclosures of any conflict of interest or related party transaction and determine the appropriate manner by which the Company’s approval or disapproval would be provided. Each Covered Person must cooperate fully in the review process by providing all information that the Compliance Officer, the Committee or the Board deems necessary to its review. Company actions with respect to the conflict of interest will take into account the spirit of this Code. All associations, interests, relationships, activities or transactions disclosed by any Covered Person in accordance with this policy shall be held in confidence unless the best interests of the Company dictate otherwise, or as otherwise required by law.

Resolution of Conflicts

In all cases, conflicts of interest must be handled in an ethical manner; they must be fully disclosed and considered prior to being resolved. The Compliance Officer or, where appropriate, the Committee or the Board will handle all questions of conflicts of interest. The Compliance Officer and, as appropriate, the Committee or the Board, may determine, upon review of all relevant facts, that the conduct does not amount to a conflict of interest, or may provide guidance to avoid a conflict from developing.

An actual or potential conflict of interest may be resolved in a number of ways, including the following:

•	In the case of an offer of a gift, including entertainment or meals, the appropriate resolution may be for the Covered Person to accept or reject the gift;

•	The Compliance Officer may determine the proper action alone or in consultation with the Audit Committee or the Board;

•	An employee or broker may appeal the determination by the Compliance Officer of a conflict of interest to the Audit Committee;

•	Any association, interest, relationship or participation in a transaction that is fully disclosed in writing to, and is approved in writing by, the Compliance Officer, the Committee or the Board will not be deemed to involve a conflict of interest for purposes of this Code;

•	If it is concluded that a conflict of interest actually exists, the Committee or the Board may suspend the Covered Person from some or all of an individual’s duties and responsibilities or require he or she to perform other duties and responsibilities with the Company for such period of time as deemed appropriate or may request that he or she resigns from his or her position with the Company;

•	In the event that the reported conflict of interest involves an outside association, the Company may permanently cease doing business with that association; or

•	In the event that the reported conflict of interest involves a director, the director may be required to recuse himself from discussions and any decision by the Board on a matter.

Full, Fair, Accurate and Timely Disclosures by the Company to the Public

All employees who participate, directly or indirectly, in the preparation of the financial and other disclosures that the Company makes to the public, including in its filings with the SEC or by press release, must, in addition to complying with all applicable laws, rules and regulations, follow these guidelines:

•	Act honestly, ethically and with integrity;

•	Comply with this Code;

•	Endeavor to ensure full, fair, timely, accurate and understandable disclosure;

•	Managers should, through leadership and communication, make sure that employees of the Company understand the Company’s obligations to the public under the law with respect to its disclosures, including that results are never more important than compliance with the law;

•	Raise questions and concerns regarding the Company’s public disclosures when necessary and ensure that such questions and concerns are appropriately addressed;

•	Provide the Company’s directors, employees, outside auditors, attorneys, consultants and advisors involved in the preparation of the Company’s disclosures to the public with information that is accurate, complete, objective, relevant, timely and understandable;

•	Act in good faith, responsibly and with due care, competence and diligence, without misrepresenting material facts or allowing your independent judgment to be subordinated by others;

•	Proactively promote honest and ethical behavior among peers in our work environment;

•	Achieve proper and responsible use of and control over all Company assets and resources employed by or entrusted to such employees; and

•	Record or participate in the recording of entries in the Company’s books and records that are full and accurate to the best of such employee’s knowledge; and Comply with the Company’s disclosure controls and procedures and system of internal controls.

Fair Dealing

Each Covered Person should deal fairly and in good faith with the Company’s customers, suppliers, regulators, business partners and others. No Covered Person may take unfair advantage of anyone through manipulation, misrepresentation, inappropriate threats, fraud, abuse of confidential information or other similar unethical or improper conduct.

Delegation of Authority

Each employee, and particularly each of the Company’s officers, must exercise due care to ensure that any delegation of authority is reasonable and appropriate in scope, and includes appropriate guidance and continuous oversight and monitoring. No authority may be delegated to employees who the Company has reason to believe, prior to the delegation, may have a propensity to engage in illegal or unethical activities.

Handling of Confidential Information

Covered Persons should observe the confidentiality of information that they acquire by virtue of their positions at the Company, including information concerning the Company’s customers, suppliers, business partners or associates, competitors and other employees, except where disclosure is approved by the Company or otherwise legally mandated.

Prompt Internal Reporting of Violations of this Code

If a Covered Person violates or thinks he or she has violated any provision of this Code, or if he or she observes, learns of, or, in good faith, suspects that another person subject to this Code has violated any of its provisions, such Covered Person must immediately report the actual or suspected violation to the Compliance Officer or the Chairman of the Committee and must cooperate in any investigation of any actual or suspected violation of this Code.

If a Covered Person reports an actual or suspected violation by another in good faith, he or she will not be subject to retaliation of any kind. A violation of the requirement to report violations or suspected violations, or to cooperate in an investigation of a violation or suspected violation of this Code, may result in disciplinary action, which may include dismissal.

Accountability for Complying with this Code

Reported violations of this Code will be investigated, addressed promptly and treated confidentially to the extent possible. We strive to impose discipline for each Code violation that fits the nature and particular facts of the violation. The Company uses a system of progressive discipline. We generally will issue warnings for less significant, first-time violations. Violations of a more serious nature may result in other measures, such as suspension without pay, demotion, temporary or permanent change in duties or responsibilities, loss or reduction of bonus or option awards, or any combination of these or other such disciplinary actions, such as termination of employment.

Certain violations of this Code that go unaddressed are treated by the SEC as implicit waivers of this Code. Accordingly, a violation by a director or executive officer that is discovered and not addressed may have to be disclosed in accordance with the rules and regulations of the SEC or applicable listing standards. In such cases, the Company will have to disclose the nature of any violation, the date of the violation and the name of the person who committed the violation.